Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BFC FINANCIAL CORPORATION

The Amended and Restated Articles of Incorporation, as amended, of BFC FINANCIAL CORPORATION, a Florida corporation (the “Corporation”), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, and such amendments are set forth as follows:

FIRST: Section C(1) of Article IV shall be deleted in its entirety and replaced with the following:

“(1) (a) Optional Redemption. The shares of 5% Preferred Stock may be redeemed at the option of the Corporation, at any time and from time to time on or after April 30, 2005, at the following redemption prices per share (the “Redemption Price”), if redeemed during the 12-month period beginning April 30 of each of the years set forth below:

Year	Redemption Price
2011	$1,020
2012	$1,015
2013	$1,010
2014	$1,005
2015 and thereafter	$1,000

(b) Mandatory Redemption. The Corporation shall redeem 5,000 shares of 5% Preferred Stock from the holders of the 5% Preferred Stock (the “Holders”) for an aggregate redemption price of $5,000,000 ($1,000 per share) during each of the years ended December 31, 2016, 2017 and 2018 (the “Mandatory Redemption Years”); provided, however, that such mandatory redemption obligation shall be reduced on a share-for-share basis to the extent that shares of 5% Preferred Stock are earlier redeemed by the Corporation in accordance with Section (C)(1)(a) above, with such reduction to be applied to the first or immediately succeeding Mandatory Redemption Year, as applicable. Subject to the share limitation set forth below, in the event the Corporation defaults on its mandatory redemption obligations set forth herein, then the Holders shall be entitled to receive from the Corporation, and the Corporation shall, as promptly as practicable, assign (or otherwise transfer) and deliver to the Holders, shares of common stock of Bluegreen Corporation (“Bluegreen”) held by the Corporation having, in the aggregate, a “fair market value” (as hereinafter defined) equal to the amount of the redemption payment with respect to which the Corporation is in default. The “fair market value” of the shares of common stock of Bluegreen shall be calculated based on the average closing price of such stock on the New York Stock Exchange (or other primary exchange or quotation system on which such stock is traded) during the 10 trading day period ending on, and including, the date of default. For purposes of this Section (C)(1)(b), the date of default shall be December 31 (or, if December 31 is not a business day, the immediately preceding business day) for the Mandatory Redemption Year during which the required redemption payment was not made. Notwithstanding the foregoing or anything to the contrary contained herein, the maximum amount of shares of common stock of Bluegreen to which the Purchasers may be entitled as a result of one or more defaults by the Corporation with respect to its mandatory redemption obligations is 5,000,000 (subject to adjustment in the case of a stock split or other applicable share combination or division).”

SECOND: Section C(2) of Article IV shall be deleted in its entirety and replaced with the following:

“(2) In the event the Corporation elects to redeem, or is required to redeem, the shares of 5% Preferred Stock as provided herein, the Corporation shall deliver to each Holder a written notice (the “Redemption Notice”), not less than 30 days prior to the date set for redemption (the “Redemption Date”), which notice shall be sent first class postage prepaid to each Holder at the address last shown on the records of the Corporation for such Holder, and set forth the number of shares to be redeemed, the Redemption Date, the Redemption Price, whether the redemption is being effected pursuant to the Corporation’s optional redemption right or mandatory redemption obligation, and the place for surrender of the certificates representing the shares of 5% Preferred Stock. Notwithstanding anything to the contrary contained herein, the Corporation may, but is not required to, provide the Holders with a Redemption Notice with respect to its mandatory redemption obligations. To the extent that the Corporation does not provide the Holders with a Redemption Notice to the contrary, the Redemption Dates with respect to the shares to be redeemed pursuant to the Corporation’s mandatory redemption obligation shall be December 31 (or, if December 31 is not a business day, the immediately preceding business day) on the applicable Mandatory Redemption Year and certificates representing the shares of 5% Preferred Stock to be redeemed shall be surrendered and delivered to the attention of the Corporation’s Secretary at the Corporation’s principal executive offices on or prior to the Redemption Date. Unless otherwise specified in a Redemption Notice, the first 5,000 shares of 5% Preferred Stock redeemed during each Mandatory Redemption Year shall be applied towards the Corporation’s mandatory redemption obligation. On or prior to each Redemption Date, each Holder of shares of 5% Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice (or as set forth in the preceding sentence, if applicable), and thereupon the Redemption Price of such shares, plus an amount equal to the accumulated and unpaid dividends thereon to the Redemption Date (which shall include any dividends accrued and unpaid from any prior completed quarterly period, plus any pro rata per diem dividends accumulated since the end of the last full quarterly period), shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by any such certificate is redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the Holders of the 5% Preferred Stock designated for redemption in the Redemption Notice (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.”

THIRD: Section C(3) of Article IV shall be deleted in its entirety.

FOURTH: The last two sentences of Section F of Article IV shall be deleted and replaced with the following:

“Notwithstanding anything to the contrary contained herein, in the event the Corporation defaults on its obligation hereunder to make dividend payments to the Holders of the 5% Preferred Stock, then the Holders shall be entitled to receive from the Corporation, and the Corporation shall, as promptly as practicable, assign (or otherwise transfer) and deliver to the Holders, shares of common stock of Bluegreen held by the Corporation having, in the aggregate, a “fair market value” as of the date of default equal to the amount of the dividend payment with respect to which the Corporation is in default.”

The undersigned hereby certifies that the foregoing amendments were duly adopted and approved by the Board of Directors of the Corporation on April 2, 2012 and by the holders of all of the outstanding shares of the 5% Cumulative Preferred Stock of the Corporation on March 12, 2012. The foregoing amendments did not require the approval of the holders of the Class A Common Stock or Class B Common Stock of the Corporation.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of this 4th day of April, 2012.

BFC FINANCIAL CORPORATION

By:	/s/ Alan B. Levan
Alan B. Levan, Chairman, Chief Executive Officer and President